Exhibit 4.18

BKI

Agreement No. 5362

on the Opening of a Non-Revolving Line of Credit

City of Moscow	“13” December 2010

Open Joint-Stock Company Sberbank of Russia (Sberbank of Russia OJSC), hereinafter referred to as the “Lender”, represented by its Managing Director — Head of the Loan Management and Project Financing Office at the Department for Major Client Relations, Tatiana Gennadievna Sakharova, acting on the basis of the Articles of Incorporation and Power of Attorney No. 01-1/789 dated July 30, 2010, on the one hand, and Open Joint-Stock Company Mobile TeleSystems, hereinafter referred to as the “Borrower”, represented by its Vice President for Finance and Investments, Alexei Valerievich Kornya, acting on the basis of the Articles of Incorporations and Power of Attorney No. 0902/10 dated December 6, 2010, on the other, hereinafter referred to jointly as the “Parties”, have concluded the present agreement, hereinafter referred to as the “Agreement”, as follows:

Article 1. Subject of the Agreement

1.1.                                        The Lender agrees to open a non-revolving line of credit in favor of the Borrower for the refinancing of its existing commitments to other lenders (including bond issues), the financing of its investment program, its issuance of loans to affiliates, the financing of its daily operations, and its acquisition of shares (charter capital equity) in third parties for the period ending “12” December 2017 (inclusively) with the following limit:

Limit validity period	Limit sum
From December 13, 2010 through July 31, 2011 (inclusively)	RUB 40,000,000,000 (forty billion rubles)

The Borrower shall repay the Lender for the received credit and pay interest for its utilization, as well as all other relevant payments, in the amount and according to the terms and conditions of the Agreement.

Article 2. Representations and Warranties

2.1.                                        The Borrower is a legal entity duly-established and operating in accordance with applicable Russian Federation law.

2.2.                                        The Borrower affirms that all of the consents necessary for conclusion of the Agreement and the other contracts and agreements whose conclusion is envisioned hereunder have been obtained and have entered into force, or, if they have not been obtained — that they will have been obtained and/or will have entered into force in the prescribed manner prior to the conclusion of the respective contracts and agreements in accordance with applicable Russian Federation law.

2.3.                                        The Borrower warrants that none of the events and instances listed in Clause 7.1.7 of the Agreement have occurred as of the date of conclusion hereof, and that it will take all necessary legal action to ensure that they do not occur during the effective term hereof.

2.4.                                        All factual information provided by the Borrower to the Lender in connection with the conclusion and execution of the Agreement is true and correct in all material respects as of the date of its provision. As of the date of conclusion of the Agreement, no information was concealed that would make the information provided incorrect or misleading for the Lender in any material respect.

2.5.                                        As far as the Borrower is aware, no judicial, arbitral or administrative proceedings have been initiated against the Borrower in any court, tribunal or authority that could lead to the Borrower’s inability to properly perform its obligations under the Agreement.

2.6.                                        The Borrower has performed and observed in all material respects, just as it continues to perform and observe in all material respects, all of the requirements of applicable law whose non-performance or non-observance could result in the Borrower’s inability to properly perform its obligations under the Agreement.

2.7.                                        The Borrower holds valid, legal title, or holds valid, legal usage rights, to all of the assets needed to carry out its activities.

2.8.                                        As far as the Borrower is aware, no events or circumstances exist that could affect the performance of its obligations under any other agreements or financial instruments, or which could result in the Borrower’s inability to properly perform its obligations under the Agreement.

2.9.                                        The conclusion and performance by the Borrower of the Agreement does not conflict with its constituent documents.

Article 3. Credit Disbursement Procedure

3.1.                                        The disbursement of any credit amount is undertaken within the free limit balance determined according to the following formula:

FLB = Lim — (LF + LR), where

FLB — Free limit balance

Lim — limit set in Clause 1.1 of the Agreement;

LD — actual loan debt under the credit as of the current date;

LR — amount of previous loan repayment.

The repayment of any credit amount does not increase the free limit balance of the line of credit.

3.2.                                        Credit disbursement is undertaken via the transfer of credit amounts to the Borrower’s bank account specified in Appendix No.1 to the Agreement, based on the Borrower’s orders issued in accordance with Appendix No.2 to the Agreement (hereinafter referred to as the “Order”).

Transfer of credit amounts is undertaken in the absence of arrears under the Agreement and all other credit agreements (including agreements on the opening of a line of credit) and/or suretyship agreements, and/or agreements on the provision of bank guarantees/counter-guarantees/suretyships concluded (potentially concluded within the effective term hereof) between the Lender and the Borrower.

3.3.                                        Credit disbursement shall be made:

3.3.1.                              Following the conclusion and presentation to the Lender of the respective agreements on the Lender’s right to engage in the direct debiting of funds from the Borrower’s accounts, as set forth in Appendix No.1 to the Agreement.

3.3.2.                              Following transfer of the fee for the opening of the line of credit specified in Clause 4.3 of the Agreement.

3.4.                                        Disbursement of the credit shall take place prior to July 31, 2011 (inclusively) (hereinafter — the “Availability Period End Date”). In the event that, as of the Availability Period End Date, the credit line has not been fully utilized by the Borrower, the free limit balance of the line of credit shall be closed.

3.5.                                        Disbursement of the credit is reflected by the Lender on the individual credit accounts opened by the Lender under the Agreement, depending on the period, from the date of disbursement (not including this date) until the date of full credit repayment, as specified in Clause 1.1 of the Agreement (inclusively).

Article 4. Interest and Bank Fees

4.1.                                        The Borrower shall pay the Lender credit interest on the following conditions:

4.1.1.                              for the period from the date of issuance of the credit (not including this date) through 20.03.2010 (inclusively) — at the rate of 8.95 (eight and ninety five hundredths) percent per annum;

4.1.2.                              for the period from 21.03.2011 (inclusively) through 20.12.2013 (inclusively) — at a variable interest rate, determined on the basis of the following:

1)                                                 the amount of quarterly credit turnover in the accounts specified in Appendix No.1, as opened by the Borrower, Open Joint-Stock Company COMSTAR-United TeleSystems (location: 27/2 Smolenskaya-Sennaya Ploshchad, Moscow, 119121 RF; OGRN: 1027700003946, hereinafter — “COMSTAR-UTS OJSC”), Open Joint-Stock Company Moscow City Telephone Network (location: 12/3 Petrovsky Boulevard, Moscow, RF; OGRN 1027739285265, hereinafter — “MGTS OJSC”), over the most recent Settlement Period (excluding turnover reflecting the issuance of loans, share premium, internal fund conversion, internal fund transfer for the payment of import contracts, attraction of borrowed funds and repayment of issued loans),

2)                                                 the amount of quarterly credit turnover in multi-currency settlement account No. 260090132615, as opened by Closed Joint-Stock Company Ukrainian Mobile Communications (location: 15 Ulitsa Leipzigskaya, Kyiv, 01015, Ukraine; EGRPOU (Identity Code) 14333937, hereinafter — “Ukrainian Mobile Communications CJSC”) at Open Joint-Stock Company Subsidiary Bank of Sberbank of Russia (location: 46 Ulitsa Vladimirskaya, Kyiv, 01034, Ukraine; hereinafter referred to as “Subsidiary Bank of Sberbank of Russia OJSC”), over the most recent Settlement Period (excluding turnover reflecting the issuance of loans, share premium, internal fund conversion, internal fund transfer for the payment of import contracts, attraction of borrowed funds and repayment of issued loans), as determined in accordance with the following Table:

Criteria for establishing variable interest rate:	For the period from 21.03.2011 (inclusively) through 20.12.2013 (inclusively)
Amount of quarterly credit turnover across accounts opened by the Borrower, COMSTAR-UTS OJSC, MGTS OJSC with the Lender over the most recent Settlement Period, in Russian rubles	up to 22,000,000,000 (twenty two billion) (not inclusively)	over 22,000,000,000 (twenty two billion) (inclusively)

Amount of quarterly credit turnover across accounts opened by Ukrainian Mobile Communications CJSC at Subsidiary Bank of Sberbank of Russia OJSC over the most recent Settlement Period, in Ukrainian hryvnia

	up to 750,000,000 (seven hundred and fifty million) (not inclusively)	over 750,000,000 (seven hundred and fifty million) (inclusively)
Variable interest rate for credit utilization, percent per annum	9.95 (nine and ninety-five hundredths)	8.95 (eight and ninety-five hundredths)

In the event that the values of the aforementioned criteria for establishing variable interest rate simultaneously correspond to different interest rate values, the higher of the aforementioned interest rate values shall be established.

When determining the values of the criteria for establishing variable interest rate for the Settlement Period, the most recently-elapsed calendar quarter shall be used.

Credit turnover across the settlement accounts of the Borrower, COMSTAR-UTS OJSC, MGTS OJSC, with the Lender, as indicated in Appendix No. 1 to the Agreement, in foreign currency shall be recalculated into rubles. The recalculation of credit turnover shall be executed at the official exchange rate of the Bank of Russia in effect on the date the funds are deposited in the respective settlement account of the Borrower, COMSTAR-UTS OJSC or MGTS OJSC with the Lender.

In case of the Borrower’s breach of any of the terms set forth in Clause 8.2.8 of the Agreement, the maximum interest rate from among those indicated in the table provided above shall be established.

Interest rate shall be established quarterly for the corresponding interest period without the conclusion of an addendum hereto by written notice of the Lender to the Borrower of the interest rate established for the respective Interest Period, as determined in accordance with the following Table correlating Settlement and Interest Periods:

	Settlement Period	Interest Period
1	from October 01, 2010 to December 31, 2010	from March 21, 2011 to June 20, 2011
2	from January 01, 2011 to March 31, 2011	from June 21, 2011 to September 20, 2011
3	from April 01, 2011 to June 30, 2011	from September 21, 2011 to December 20, 2011
4	from July 01, 2011 to September 30, 2011	from December 21, 2011 to March 20, 2012
5	from October 01, 2011 to December 31, 2011	from March 21 2012 to June 20, 2012
6	from January 1, 2012 to March 31, 2012	from June 21, 2012 to September 20, 2012
7	from April 1, 2012 to June 30, 2012	from September 21, 2012 to December 20, 2012
8	from July 1, 2012 to September 30, 2012	from December 21, 2012 to March 20, 2013
9	from October 1, 2012 to December 31, 2012	from March 21, 2013 to June 20, 2013
10	from January 1, 2013 to March 31, 2013	from June 21, 2013 to September 20, 2013
11	from April 1, 2013 to June 30, 2013	from September 21, 2013 to December 20, 2013

The values of the aforementioned criteria for establishing variable interest rate with respect to any new account opened with the Lender shall be considered by the Lender when determining variable interest rate under the Agreement, beginning with the Settlement Period during which an addendum to the Agreement is concluded on the addition of the new account to Appendix No. 1 to the Agreement or the terms of the Agreement; that said, the Parties shall make every reasonable effort to ensure the speedy conclusion of such addendum or amendment of the Agreement from the moment of the Lender’s receipt from the Borrower of notice of its intention to add the new account to Appendix No. 1 to the Agreement.

Notice of the established interest rate amount, including the respective criteria values, shall be sent by the Lender to the Borrower no later than the first business day of the next regularly-scheduled Interest

Period. In the event that the Borrower fails to receive said notice, interest rate shall be independently calculated by the Borrower pursuant to the present clause of the Agreement.

4.1.3.                              for the period from 21.12.2013 (inclusively) until the date of full repayment of the credit specified in Clause 1.1. of the Agreement — at the rate of 8.95 (eight and ninety-five hundredths) percent per annum.

4.2.                                        Interest shall accrue on the amount of actual loan debt as of the date following the date of occurrence of the debt on loan accounts (inclusively) and until the date of full credit repayment (inclusively).

Payment of interest is done quarterly on the 20th day of the third month of each calendar quarter and on the date of full credit repayment specified in Clause 6.1 of the Agreement or on the date of full credit repayment executed earlier than the date specified in Clause 6.1 in case of early credit repayment.

In case of untimely (late) credit repayment, interest shall not be changed on the outstanding amount starting from the date following the date of repayment of the appropriate loan amount set forth in Clause 6.1 of the Agreement (inclusively).

4.3.                                        The Borrower shall be charged for opening of the line of credit in the amount of 0.4 (zero point four tenths) percent of the credit line limit specified in Clause 1.1 of the Agreement, amounting to RUB 160,000,000 (one hundred and sixty million rubles).

The fee for opening of the line of credit shall be paid by the Borrower to the Lender in the form of a lump-sum before the issuance of the credit, but not later than 18 December 2010.

4.4.                                        The Borrower shall be charged for its utilization of the line of credit limit in the amount of 0.5 (zero point five tenths) percent per annum of the free limit balance of the line of credit, as calculated in accordance with Clause 3.1 of the Agreement.

Charging for utilization of the line of credit limit occurs for the period starting on the date of limit commencement specified in Clause 1.1 of the Agreement (not including this date):

1.  Availability Period End Date, or

2.  Date of full repayment of credit made before the Availability Period End Date (inclusively), subject to full disbursement of the line of credit.

The fee for utilization of the line of credit limit is paid by the Borrower to the Lender within the dates of interest payment set by the terms of the Agreement in the amount charged as of the specified dates (inclusive).

4.5.                                        In case of any credit repayment (in full or in part) earlier than the dates specified in Clause 6.1 of the Agreement, the Borrower shall pay the Lender a fee for early credit repayment.

Fee for early repayment shall be paid at the rate of 0.75 (zero point seventy-five hundredths) percent of the amount repaid early.

The Borrower shall send the Lender notice of its intent to repay the credit before the dates set by Clause 6.1 of the Agreement, in the manner provided for in the Agreement, specifying the amount and a maturity date of not less than 30 (thirty) calendar days before the estimated date of early repayment of the credit (or part thereof) (inclusively). The date of receipt of notice to the Lender is not included in calculation of the number of days.

The fee for early credit repayment is paid by the Borrower to the Lender simultaneously with early loan debt repayment.

No fee for early credit repayment is charged when funds for credit repayment are remitted in accordance with Clauses 8.1, 8.2.1 of the Agreement.

Article 5. Terms Governing Settlements and Payments

5.1.                                        Repayment of credit, payment of interest and other payments under the Agreement shall be done by payment orders from the accounts of the Borrower or those of third parties with the Lender or at other banks.

In payment orders, sums of each of the payments listed in Article 4 of the Agreement (hereinafter — the “Bank Fees”), principal debt, interest and late charges are specified separately for each of the specified types of payments.

5.2.                                        The date of issue of the credit is the date of the occurrence of loan debt in loan accounts, with simultaneous transfer to the Borrower’s settlement account indicated in Appendix No.1.

5.3.                                        The date of execution of payment obligations under the Agreement is the date the respective funds are debited from the Borrower’s accounts or those of third parties with the Lender towards repayment of the liabilities arising under the Agreement, or the date of the receipt of funds towards repayment of the liabilities arising under the Agreement in the Lender’s correspondent account (if payment is made from accounts opened at other banks).

5.4.                                        If the date of interest or other payments under the Agreement falls on a non-business day, commitments shall be executed not later than the first business day following the non-business day.

5.5.                                        Under the calculation of interest, Bank Fees and late charges, the actual number of calendar days in the month and year is used.

Charging of interest and late fees for untimely credit repayment is carried out separately for each of the loan accounts opened by the Lender under the Agreement. The sum of received amounts forms the total amount of obligation in terms of interest and late charge payments for untimely credit repayment.

5.6.                                        Funds received towards the discharge of debt under the Agreement, including those directly debited from the Borrower’s accounts, as well as those transferred by third parties, shall be directed, regardless of the payment purpose (in due consideration of the provisos set forth in Clauses 5.9, 5.10, 5.11, 5.12 of the Agreement) indicated in the payment document, first and foremost towards the recoupment of court and other Lender costs incurred in debt recovery according to the following priority ranking:

1)                                                 payment of late charges for failure to perform Agreement obligations within the prescribed timeframe;

2)                                                 payment of overdue fees for opening of the line of credit;

3)                                                 remittance of overdue payment for utilization of the line of credit limit;

4)                                                 payment of overdue interest;

5)                                                 remittance of the one-time fee for opening of the line of credit;

6)                                                 remittance of current payment for utilization of the line of credit limit;

7)                                                 payment of current interest;

8)                                                 repayment of overdue loan debt under the credit;

9)                                                 remittance of the fee for early credit repayment;

10)                                          repayment of current loan debt under the credit;

That said, loan debt under the credit shall be discharged in chronological order, beginning with the credit account opened first.

Agreement obligations (in terms of the discharge of loan debt under the credit, the payment of interest and remittance of Bank Fees) shall become current as of the date of origination of the performance timeframe pursuant to the terms established under the Agreement (hereinafter, the “Payment Date”).

Within the scope of the Agreement, overdue obligations shall be understood to mean Agreement obligations not performed as of the Payment Date.

5.7.                                        In cases where the Borrower uses credit funds to finance costs denominated in a currency other than the credit currency, conversion operations involving credit funds shall be executed by the Lender at the Lender’s exchange rate and on the Lender’s terms as of the date of operation execution.

5.8.                                        Obligations related to the discharge of loan debt under the credit may be performed earlier than the Payment Dates pursuant to Clause 6.2 of the Agreement.

Payments received towards the discharge of loan debt under the credit earlier than the dates indicated in Clause 6.1 of the Agreement shall be directed by the Lender towards the discharge of said obligations in view of the next payment dates for credit repayment established in Clause 6.1 of the Agreement, in due consideration of the payment priority ranking established in Clause 5.6 of the Agreement.

In cases where it is impossible to identify the purpose of the payment (no indication of the obligation(s) being performed) indicated in the payment document, the received funds shall be directed by the Lender towards the discharge of loan debt under the credit pursuant to the present clause of the Agreement.

5.9.                                        Obligations related to interest and/or Bank Fee payments may be performed earlier than the Payment Date in an amount not exceeding the amount accrued as of the date the respective funds are received by the Lender (inclusively). In this case, all obligations related to interest and Bank Fee payments shall become current for discharge as of the date on which the funds are received in the amount of received funds, but not to exceed the amount accrued.

That said, funds received from the Borrower towards the discharge of the aforementioned obligations, irrespective of the payment purpose indicated in the payment document, shall be directed by the Lender towards the discharge of obligations related to interest and Bank Fee payments pursuant to the payment priority ranking established in Clause 5.6 of the Agreement.

5.10.                                 Excess funds received from the Borrower pursuant to Clause 5.9 of the Agreement shall be returned to the Borrower’s account opened at the Lender no later than the next business day after the date on which said funds are received.

If 10 (ten) or fewer business days remain until the Payment Date for the payment of interest and/or Bank Fees (hereinafter, the “Early Payment Period”), any excess amount received from the Borrower pursuant to Clause 5.10 of the Agreement (hereinafter, “Early Payments”) shall be directed by the Lender towards the discharge of the aforementioned Borrower obligations by the next Payment Dates pursuant to the payment priority ranking established in Clause 5.6 of the Agreement. In the event of the occurrence during the Early Payment Period of current obligations related to the discharge of loan debt under the Agreement and the non-remittance from the Borrower of a payment towards the discharge of said obligations by the Payment Date established in the Agreement, Early Payments shall be directed towards the discharge of said obligations.

5.11.                                 During the Early Payment Period, the Borrower shall be entitled, within the 3 (three) business days following the date on which the respective funds are remitted to the Lender but not later than 2 (two) business days (inclusively) until the next Payment Date, to serve the Lender with a written application seeking their return or the direction towards the discharge of loan debt under the credit of Early Payments received by the Lender pursuant to Clause 5.10 of the Agreement.

The Lender shall then return the Early Payments following their distribution pursuant to the payment priority ranking established in Clause 5.6 of the Agreement, or direct them towards the discharge of loan debt under the credit pursuant to Clause 6.2 of the Agreement no later than the next business day following its receipt of the Borrower’s written application.

The return of Early Payments shall be executed by the Lender to the Borrower’s accounts opened with the Lender.

In cases of the direction of Early Payments towards the discharge of loan debt under the credit, the date of discharge of loan debt under the credit shall be deemed the date on which the respective early-paid amount is directed by the Lender towards the discharge of loan debt under the credit.

5.12. If, as of the Payment Date, the payment amount exceeds the payable amount pursuant to the terms of the Agreement, the excess amount received from the Borrower following its distribution pursuant to the payment priority ranking established in Clause 5.6 of the Agreement shall be returned by the Lender to the Borrower’s account opened with the Lender no later than the next business day following the respective Payment Date.

5.13. In the event of the remittance of payments under the Agreement in a currency other than the payment currency established in the Agreement, the Lender shall be entitled to independently execute the conversion of said funds into the payment currency under the Agreement at the Lender’s exchange rate and on the Lender’s terms in effect as of the date of execution of said conversion operations, with their subsequent direction towards the discharge of debt under the Agreement.

Article 6. Credit Repayment Schedule

6.1. Date of full credit repayment: “12” December 2017:

Credit repayment shall proceed according to the following schedule:

Repayment date	Payment amount as a percentage of Loan Debt Balance as of the Availability Period End Date
“12” December 2015	1/3 (one third)
“12” December 2016	1/3 (one third)
“12” December 2017	1/3 (one third)

In case of the Borrower’s repayment of the credit after the Availability Period End Date but earlier than the dates established by the present paragraph of the Agreement in accordance with Clause 6.2 hereof, the credit repayment amounts indicated in the schedule presented above shall be reduced by the loan amounts repaid earlier than the dates established by the present clause of the Agreement, beginning with that closest to the date of actual credit repayment according to the schedule. Each subsequent payment under the schedule shall be reduced by the credit amounts repaid earlier than the dates set by the present paragraph of the Agreement in excess of the amount of previous payments per the schedule.

If, for whatever reason, the repayment date of the respective credit amount falls on a non-business day, the timeframe for utilization of that credit amount shall be established as of the first business day (including that day) immediately following the non-business day on which the date for repayment of the respective credit amount falls.

6.2.                                        The Borrower shall be entitled to render full or partial repayment of the amounts disbursed under the credit earlier than the dates set by Clause 6.1 of the Agreement, paying for the interest accrued as of the repayment date, the Bank Fees envisioned herein and any late charges.

That said, loan debt under the credit shall be repaid in chronological order, starting with the debt whose repayment date is closest to the actual credit repayment date indicated in Clause 6.1 of the Agreement.

In the event of credit repayment earlier than the dates indicated in Clause 6.1 of the Agreement, the Borrower shall pay the Lender a fee for early credit repayment in the manner set forth in Article 4 of the Agreement.

Article 7. Rights and Obligations of the Lender

7.1.                                        The Lender shall be entitled to:

7.1.1.                              At its own discretion, unilaterally increase the amount of interest rate values under the Agreement in connection with the adoption of a decision by the Bank of Russia to increase the discount rate (Bank of Russia refinancing rate) in proportion to the increase in the discount rate made by the Bank of Russia, with notification of the Borrower without execution of this change by addendum. If the Lender increases the amount of interest rates values unilaterally, the specified change shall come into effect 90 (ninety) calendar days from the date of sending of notification by the Lender, provided the notification does not specify another date of effective change.

Notification of the Borrower on the specified changes of the Agreement is made in the manner prescribed by the Agreement.

7.1.2.                              At its own discretion, unilaterally reduce the amount of interest rate values under the Agreement, including but not exclusively in connection with the adoption of a decision by the Bank of Russia to decrease the discount rate (Bank of Russia refinancing rate), with notification of the Borrower without execution of this change by addendum. In case of the Lender’s unilateral reduction of the amount of interest rates values, the specified change shall take effect 90 (ninety) calendar days from the date of sending of notification by the Lender, provided the notification does not specify another date of effective change.

Notification of the Borrower on the specified changes of the Agreement is made in the manner prescribed by the Agreement.

7.1.3. Unilaterally and at its own discretion, reduce late charge amount and/or set a timeframe during which late charges are not applied, with notification of the Borrower without execution of this change by addendum.

Reduction in late charge amount and/or onset of a timeframe during which late charges are not charged shall enter into force 90 (ninety) calendar days from the date of sending of notification by the Lender, provided the notification does not specify another date of effective change.

Notification of the Borrower on the specified changes of the Agreement is made in the manner prescribed by the Agreement.

7.1.4.                              Require the Borrower to provide information and documents confirming targeted use of loan, including the register of payment documents (according to the form agreed with the Lender) under which the transfer of Credit funds is executed from the settlement account of the Borrower in accordance with the purpose of the loan.

7.1.5. In case of the occurrence of outstanding loan debts and/or interest debts and/or other payments stipulated by the Agreement, to the extent that funds are remitted, directly debit them from the Borrower’s account with the Lender and at other banks to accounts covered by agreements authorizing the Lender to directly debit funds in accordance with Clause 3.3.1 of the Agreement in the currency of liability towards the direct repayment of outstanding payments and late charges.

The Lender informs the Borrower in writing of the fact of the direct debiting of funds from its accounts towards the repayment of payments in arrears and late charges, in the manner prescribed by the Agreement.

7.1.6. In case of the unavailability of funds in the Borrower’s account with the Lender in the obligation currency for the repayment of outstanding debts under the Agreement, to the extent that funds are remitted, directly debit them from the Borrower’s account with the Lender and at other banks to accounts covered by agreements authorizing the Lender to directly debit funds in accordance with Clause 3.3.1 of the Agreement in a currency other than obligation currency, with subsequent conversion of the directly-debited funds at the rate and under the conditions set by the Lender and other banks for the execution of conversion transactions as of the date of transaction execution, with the funds received as a result of conversion deposited in the Borrower’s account with the Lender and at other banks in the obligation currency.

The Lender shall inform the Borrower in writing of the fact of the direct debiting of funds, and their subsequent conversion, in the manner prescribed by the Agreement.

7.1.7. Cease issuance of the credit and/or require from the Borrower early repayment of the entire credit amount and payment of interest due for loan utilization, late charges and the other payments stipulated by the conditions of the Agreement, in cases of:

a) non-performance or improper performance continuing for a period of time exceeding 5 (five) business days by the Borrower of its payment obligations under the Agreement or any of the agreements (including, but not limited to: credit agreement, agreement on the opening of a revolving/non-revolving line of credit, bank guarantee agreement, suretyship agreement, other types of agreements) and contracts concluded (potentially concluded within the effective term of the Agreement) between the Borrower and the Lender;

b) non-performance or improper performance continuing for a period of time exceeding 5 (five) business days by any MTS Group company (as defined below) of the respective payment obligations under credit agreements (including agreements on the opening of a non-revolving/revolving line of credit) concluded (potentially concluded during the effective term of the Agreement) between MTS Group companies and any lender, including obligations to the Lender and/or third parties in terms of the payment of bills, the redemption of bonds, the payment of coupon yield on such bonds and/or payments pursuant to the requirements of compulsory/voluntary offer by virtue of the RF Federal Law “On Joint-Stock Companies” originating (potentially originating during the effective term of the Agreement) and resulting in the lodging against an MTS Group company of a claim seeking early debt repayment in an amount exceeding USD 30,000,000 (thirty million U.S. dollars) in connection with the onset of an “event of default,” in cases where this term is defined in the agreement (contract, other documentation) with said lender, or upon declaration of the early repayment of a debt amount exceeding USD 30,000,000 (thirty million U.S. dollars) under any other circumstances of a similar nature in cases where the term “event of default” is not defined in the agreement (contract, other documentation) with the respective lender.

The Borrower undertakes to provide the Lender (ensure the Lender’s provision) with documents confirming the conformity (non-conformity) of the unperformed obligation to the term “event of default” within 5 (five) business days from the date of the respective lender’s submission of a claim seeking early debt repayment.

Obligation amounts quoted in rubles and claimed for early repayment are recalculated into U.S. dollars according to the Bank of Russia exchange rate in effect on the date of submission of the respective claim seeking the early repayment of credit amounts.

Obligation amounts quoted in currency other than U.S. dollars claimed for early repayment are recalculated into U.S. dollars at a rate determined through their recalculation at the foreign currency to ruble exchange rates set by the Bank of Russia as of the date of submission by the respective lender of a claim seeking the early repayment of credit amounts.

For the purposes of the Agreement, MTS Group of Companies (MTS Group) shall mean the Borrower and its Subsidiaries; that said, “Subsidiary” shall mean any company in which the Borrower enjoys the right of direct or indirect (through other companies) control or owns, whether directly or indirectly (through other companies) more than 50 (fifty) percent of total shares in its charter capital, or enjoys the right to determine voting procedure with respect to more than 50 (fifty) percent of total shares in its charter capital.

c) if applications, documents, confirmations or information submitted by the Borrower to the Lender, including in relation to MTS Group companies, in connection with Party relations under the Agreement are inaccurate in any material (from the point of view of the Lender, acting reasonably) respect and this discrepancy is not corrected by the Borrower within 10 (ten) calendar days of the date of its detection;

d) use of the credit for an unintended purpose;

e) the acceptance by an arbitration (state commercial) court of an application seeking to have the Borrower declared insolvent (bankrupt) in the manner prescribed by applicable law, with the exception of those cases in which bankruptcy proceedings are terminated within 60 (sixty) calendar days following the court’s acceptance of the application;

f) if, over 2 (two) consecutive Reporting Periods (as defined below), a claim (claims) is (are) lodged against the Borrower seeking the payment of a monetary award or the recovery of property whose total amount exceeds USD 250,000,000 (two hundred and fifty million U.S. dollars) or an equivalent amount in the currency of the Russian Federation at the official exchange rate of the Bank of Russia in effect on the filing date of the claim(s), or another currency recalculated into U.S. dollars using the foreign currency/Russian Federation ruble exchange rate established by the Bank of Russia on the filing date of the claim(s) (provided that the amount of at least one of the claims exceeds USD 25,000,000 (twenty five million U.S. dollars) or an equivalent amount in Russian currency at the official exchange rate of the Bank of Russia in effect on the filing date of the claim, or an equivalent amount in another currency recalculated into U.S. dollars using the foreign currency/Russian Federation ruble exchange rate established by the Bank of Russia on the filing date of the claim) and the court decision(s) on satisfaction of the claim(s) has (have) entered into force.

Under calculation of the amount of the suit(s), the following shall be excluded:

A.                                                Filing of any suit (suits) against the Borrower, including a suit (suits) on the recovery of any sum, a suit (suits) on the early execution of an obligation, as well as the entry into legal force of a court decision on the satisfaction of any such suit (suits) dealing with any claims in connection with the Borrower’s reorganization via the merger of COMSTAR-UTS OJSC with the Borrower, as well as any affiliated parties of the Borrower in relation to such reorganization in an amount not exceeding a total of USD 1,000,000,000 (one billion U.S. dollars); and/or

B.                                                Filing of any suit (suits) against the Borrower, including a suit (suits) on the recovery of any sum, a suit (suits) on the transfer of property, a suit (suits) seeking the voiding of transactions, as well as the entry into legal force of a court decision on the satisfaction of any such suit (suits) dealing with claims associated with the acquisition by the Borrower (any affiliated party of the Borrower) of shares in Bitel LLC (location: 121 Prospect Chui, Bishkek, 720000, Kyrgyz Republic) or based on such acquisition, or otherwise connected therewith, in an amount not exceeding a total of USD 330,000,000 (three hundred and thirty million U.S. dollars).

Sum(s) of suit (suits) in a currency other than U.S. dollars are recalculated into U.S. dollars at a rate determined by recalculation using the foreign-currency/ruble exchange rate set by the Bank of Russia as of the day of filing of the respective suit.

Here and hereinafter throughout the text of the Agreement, Reporting Period shall be the period of 6 (six) consequent months ending on the last day of each respective financial year and the respective financial quarter of the Borrower.

g) making decisions on reorganization (excluding reorganization in the form of mergers of Subsidiaries with the Borrower), liquidation or reduction of the charter capital of the Borrower without written approval by the Lender;

h) declaration of the Borrower insolvent (bankrupt) according to the procedure established by applicable law;

i) Borrower’s submission to the Lender of the reports and data in connection with relations of the Parties under the Agreement, which are unauthentic and/or different from reports and data provided by the Borrower to the state authorities, Bank of Russia and/or published by the Borrower and/or located in the bureau of credit histories;

j) non-execution by the Borrower of the obligations stipulated by Clause 8.2.7 and/or 8.2.11 and/or 8.2.12 and/or 8.2.13 of the Agreement;

k) breach by the Borrower of the conditions set forth in Clause 8.2.5 and/or 8.2.6 of the Agreement.

The above-mentioned breaches of Agreement conditions and changes of circumstances are material for the Lender.

Herewith, the Lender notifies the Borrower of its requirements in the order stipulated by the Agreement.

7.1.8. Unilaterally close the free balance of credit line limit under the Agreement in case of the cessation of loan disbursement due to the reasons specified in Clause 7.1.7 of the Agreement, of which the Lender notifies the Borrower in the order stipulated by the Agreement.

7.1.9. Refuse the obligation to issue a credit in full or in part in the presence of circumstances obviously evidencing that the amount of debt shall not be returned by the Borrower within the terms specified by the Agreement.

7.1.10. In a convenient form, perform examinations of the credibility of reporting and the planned indicators of the economic and financial activities submitted by the Borrower, as well as to request other data related to the use of credit funds and to execution of the obligations under the Agreement.

7.2. The Lender undertakes the following obligations:

7.2.1. Upon performance of the conditions specified in Article 3 of the Agreement, as well as if at the moment of loan provision, none of the conditions under which the Lender has the right to cease disbursement of the loan and request early credit repayment are in place, execute the transfer of credit amounts within the free limit of the line of credit to the settlement account of the Borrower on the basis of the orders of the Borrower, executed in accordance with the conditions of the Agreement.

Article 8. Rights and Obligations of the Borrower.

8.1.                                        The Borrower has the right, in case of an increase in the value of interest rates by the Lender in accordance with Clause 7.1.1 hereof, to repay part or all of the amount of the credit with payment of interest charged as of the date of interest repayment, Bank Fees and late charges under previous conditions within 90 (ninety) calendar days from the date of sending by the Lender to the Borrower of written notification on the change of conditions of credit provision.

That said, the Borrower shall not pay a fee for early credit repayment.

8.2. The Borrower undertakes the following obligations:

8.2.1. Within 5 (five) business days from the date of its receipt of the request of the Lender on early repayment of the loan in accordance with Clause 7.1.7 hereof, to repay loan debts and to pay interest due for credit utilization, Bank Fees (excluding fees for early credit repayment) and late charges, accrued as of the date of repayment.

8.2.2. To use the loan strictly according to its purpose under Article 1 hereof.

8.2.3. To provide the Lender with properly-executed payment documents and attachments according to the intended purpose of the credit (Clause 1.1 of the Agreement), as well as at request of the Lender — register of the specified payment documents (in the form agreed with the Lender) not later than the planned date of use of the appropriate sum of credit.

8.2.4. To execute the payment of interest at the rate defined in accordance with the conditions of the Agreement, irrespective of the Borrower’s receipt of the Lender’s notification of the interest rate amount for credit utilization.

8.2.5. Provide the Lender quarterly, not later than 10 (ten) business days from the date of the end of the period established by applicable Russian Federation law for the submission of accounting reports to the tax authorities:

• accounting statement in full volume according to the forms established by the Ministry of Finance of the Russian Federation, with a remark on the method of sending the document to the subdivision of the RF Federal Tax Service, certified by the director and stamp of the Borrower, attached with an explanatory note (in the case of annual reports) and auditor’s statement (or its final part) (in case of the obligatory audit of accounting statements according to applicable Russian Federation law and in the case of annual statements);

• interpretation of accounting statements executed according to RAS in relation to accounts payable and accounts receivable with the provision of names of lenders, debtors, sum of indebtedness and dates of occurrence of indebtedness with an indication of the status of such indebtedness (outstanding/current);

• interpretation of accounting statements executed according to RAS in relation to short-term and long-term financial investments with an indication of types, sums of investments, names of organizations and enterprises;

• interpretation of accounting statements executed according to RAS in relation to indebtedness according to long-term and short-term credits and loans (including promissory notes and bonds) with an indication of lenders, sum of indebtedness, term of crediting, interest rate (coupon yield), schedule of repayment and payment of interest, sum of outstanding interests;

•  interpretation of accounting statements executed according to RAS in relation to guarantees received (indicating from whom and in favor of whom it is received) and issued (indicating from whom and in favor of whom it is issued, dates of execution of liabilities);

• data on all opened accounts of the Borrower submitted to the tax authority, as well as statements of turnovers and balances in settlement accounts in the currency of the Russian Federation and foreign currency and in the presence of claims against accounts;

• information as of the latest reporting date on subsidiary (more than 50% in charter capital) and dependent (more than 20% in charter capital) organizations, with an indication of participatory shares in the charter capital of subsidiary or dependent organizations, as a percentage;

• statement from the respective subdivision of the RF Federal Tax Service on the status of settlements with the budget or act of reconciliation of settlements with the budget (in case of outstanding debts to the budgets of any level — taxpayer statement with an indication of the terms, volumes and reasons for the occurrence of debt);

• copies of amendments and addenda to the constituent documents (registered according to the procedure established by applicable law) and copies of certificates on making of entries in the Unified State Register of Legal Entities (USRLE) on the state registration of amendments to the constituent documents, as certified by notary public or registering authority, if, within the expired calendar quarter, amendments were made to constituent documents;

• information on the personal composition of collegial and executive management bodies (Board of Directors/Management Board/Director General/President), on the person executing the functions of sole executive body (with an indication of position, in case of concurrent positions — other places of work), if, within the expired calendar quarter, changes in the composition of executive and/or collegial management bodies occurred, or a new person is appointed executing the functions of the sole executive body;

• information on the personal composition of collegial and executive management bodies of the Management Company (Supervisory Board/Board of Directors/Management Board), on the person executing the functions of sole executive body (with an indication of position, in case of concurrent positions — other places of work), if, within the expired calendar quarter, an agreement with the Management Company was concluded, changes in the composition of executive and/or collegial management bodies of the Management Company occurred, or a new person executing the functions of sole executive body or change in Management Company occurred;

• information on the composition of shareholders owning 5.0 (five) or more percent of shares, including data on shareholders, on behalf of which the nominal holders are other persons (exclusively if within the expired calendar quarter a list of shareholders was compiled for the holding of the general annual or extraordinary meeting of shareholders of the Borrower), if, within the expired calendar quarter, changes in the composition of shareholders owning 5.0 (five) or more percent of shares occurred.

Moreover, the Borrower is obliged at the request of the Lender to submit other reporting and financial documents necessary for assessment of the Borrower’s ability to perform its obligations under the Agreement within 10 (ten) business days from the date of receipt of the abovementioned request.

8.2.6. The Borrower is obliged quarterly within 120 (one hundred twenty) business days from the date of expiration of each calendar quarter to submit to the Lender consolidated financial statements of the Borrower certified by the director and chief accountant of the Borrower executed according to GAAP (hereinafter — “Financial Statements”), herewith, Financial Statements provided to the Lender executed per the results of calendar year shall be confirmed by an audit firm.

8.2.7. Upon reorganization (excluding reorganization in the form of the merger of Subsidiaries with the Borrower) or liquidation, reduction in charter capital, to notify the Lender at least 10 (ten) business days before the occurrence of one of the above-mentioned events.

8.2.8. Quarterly, not later than 20 (twenty) business days from the date of the end of the calendar quarter, to submit/arrange submittal to the Lender:

• by the Borrower, COMSTAR-UTS OJSC (until the moment of reorganization in the form of merger with MTS OJSC), MGTS OJSC of statements regarding the turnovers of the abovementioned companies (excluding turnovers reflecting the provision of credits, emission profits, conversion of own funds, transfer of own funds for the payment of import contracts, attraction of borrowed funds and repayment of issued loans) for all settlement accounts in the currency of the Russian Federation and in foreign currency with the Lender, as specified in Appendix No.1 to the Agreement, for the expired calendar quarter:

• Ukrainian Mobile Telecommunication CJSC statements on general turnovers (excluding turnovers reflecting the provision of credits, emission profits, conversion of own funds, transfer of own funds for the payment of import contracts, attraction of borrowed funds and repayment of issued loans) in multicurrency settlement account No.260090132615 with Subsidiary Bank of Sberbank of Russia OJSC for the expired calendar quarter.

8.2.9. To conclude agreements on the right of the Lender to directly debit funds for the repayment of outstanding debts from new accounts of the Borrower opened with the Lender within 5 (five) business days from the date of issue by the Lender of notification of the opening of the new account, and also at the request of the Lender from the accounts of the Borrower opened at other banks, as specified in Appendix No.1, in the form and within the timeframes set by the Lender. Notification of the Borrower on the abovementioned requirements is made in the manner stipulated by the Agreement.

8.2.10. To notify the Lender in the manner stipulated by the Agreement on the possible occurrence of the cases and events specified in Clause 7.1.7 of the Agreement, as well as on the factual occurrence of the specified cases and events.

8.2.11. To ensure the availability, from the date of signing of the Agreement until the date of full credit repayment specified in Clause 1.1 of the Agreement, at the Borrower of valid licenses for the provision of mobile communications services in GSM ranges 900/1800 MHz in Moscow, Moscow Region and St. Petersburg.

8.2.12. To support, within the effective term of the Agreement, a ratio of MTS Group debt to OIBDA defined for the Reporting Period not exceeding 3 (three).

For the purposes of the present paragraph of the Agreement:

MTS Group debt means any indebtedness (nominal amount of principal debt/limit of liability for off-balance liabilities) of the Borrower and/or its Subsidiaries (excluding liabilities arising between MTS Group companies) due to:

1) received credits, loans, accommodations, bond issues, agreements of financial rent (leasing), any other forms of the attraction of monetary funds on a returnable and payable/non-payable basis,

2) issued suretyships and/or guarantees (excluding suretyship and/or guarantees provided by Subsidiaries for Borrower loans and/or suretyships and/or guarantees on the part of the Borrower for loans made by Subsidiaries), issued promissory notes (avals put on promissory notes).

OIBDA indicator means, in relation to each Reporting Period, a total sum of consolidated profit of MTS Group (Net Operating Income) in that Reporting Period, as defined on the basis of financial statements, which:

1) does not consider expenses or earnings of the profit and loss report (Consolidated Statement of Operations) in relation to: Minority Interest, Income Tax Expense, other expenses/income, shares of MTS Group in the net profit (or loss) of associated companies or enterprises (equity in net income of associates), as well as Interest Expense and received Interest Income and currency exchange and translation gains/losses;

2) is increased to the amount of Depreciation and Amortization and losses from the depreciation of assets reflected as part of Impairment Loss in this Reporting Period;

multiplied by two.

Amounts of MTS Group Debt and OIBDA are calculated based on the financial statements of MTS Group and are reflected in U.S. dollars.

8.2.13. Within the effective term of the Agreement, to refrain from pledging more than 10 (ten) percent of the balance cost of Borrower assets, as defined in accordance with financial statements, aside from Permitted Pledges.

That said, Permitted Pledges are pledges including:

1) pledges by virtue of law and,

2) pledges, which existed at the third party at the moment of acquisition by the Borrower (any company in MTS Group) of shares (shares in charter capital) of the third party or adjoining to (merger with) the Borrower (with(to) any company of MTS Group) of any third person, as well as prolongation of the effective term of such pledges in case of the prolongation of terms of return of liabilities, in guarantee of which such pledges are executed, as well as replacement of the subject of pledge agreements by assets with a comparable estimated value.

Article 9. Party Liability

9.1.                                        For the non-performance or improper performance of their respective obligations under the Agreement, the Parties shall bear liability in accordance with applicable Russian Federation law.

9.2.                                        In case of the untimely transfer of payment under credit repayment, interest payment, or the payment of Bank Fees, excluding the fee for early credit repayment, the Borrower shall pay the Lender a late charge in the amount of the existing interest rate specified in Clause 4.1 of the Agreement, increased by 1.5 (one and a half) times percent per annum. Late charges are applied against the amount of delayed payment per each day of delay within the period from the date of occurrence of outstanding debts (inclusive); that said, interest rate for the credit use specified in Clause 4.1 of the Agreement stops charging against the amount of delayed payment from the start date of late charge application stipulated by the present paragraph of the Agreement.

The date of occurrence of outstanding debts under the Agreement shall be the Payment Date as of which the Borrower failed to execute payment the obligations stipulated by the present paragraph of the Agreement.

9.3.                                        In case of the failure to notify or untimely notification of the Lender on changes to the composition and powers of officials authorized for the conclusion of any transactions on behalf of the Borrower, stamp imprint and other data necessary for the Lender for the proper execution of obligations under the Agreement, the Lender shall not be liable for the consequences of the execution of orders of the Borrower for the disbursement of credit signed by non-authorized persons.

Article 10. Special Conditions

10.1. The Borrower does not object to the submittal by the Lender to the bureau of credit histories (registered in accordance with applicable Russian Federation law) of information on the Borrower stipulated by Article 4 of RF Federal Law No.218-FZ “On Credit Histories” dated 30.12.2004.

Article 11. Effective Term of the Agreement

11.1.                                 The Agreement shall enter into force as of the date of its signing by the Parties and remain valid until the full execution by the Parties of their respective obligations under the Agreement.

Article 12. Miscellaneous

12.1. All amendments and additions to the Agreement, except the cases specified in Clauses 4.1, 7.1.1, 7.1.2, 7.1.3, 7.1.8 of the Agreement, are only valid where executed in writing and signed by the authorized persons.

12.2.                                 In case of a change by one of the Parties of its location or mailing address, it is obliged to inform the other Party to that effect within a term not less than 1 (one) business day from the date of the specified changes.

In case of a change in the bank details of one of the Parties specified in Section 13 of the Agreement, it is obliged to inform the other Party before said changes come into force.

The Borrower undertakes to notify the Lender of any changes to the composition and powers of officials authorized for the conclusion of any of transactions on behalf of the Borrower, stamp imprint and at the request of the Lender, other data necessary for the Lender for proper execution of obligations under the Agreement not later than the day of their entry into force, with the submittal within 3 (three) business days of copies of duly-certified confirming documents.

12.3.                                 Any notification or other message sent by the Parties to each other under the Agreement shall be made in writing. Such notification or message is deemed properly sent if delivered to the addressee by courier or registered mail at the address specified in the Agreement (or to the address specified by the Party in accordance with Clause 12.2 of the Agreement) and bears the signature of the authorized person.

12.4.                                 All disputes arising under the Agreement shall be considered in accordance with applicable Russian Federation law at the Arbitration Court of Moscow.

12.5.                                 Each of the Parties undertakes not to disclose in any form (including, but not limited to, in the form of interviews, publications, promos) information concerning the conditions of the Agreement without the written consent of the other Party.

This condition does not extend to the obligatory submission (disclosure) of information in those cases established by the applicable law of the Russian Federation or the United States of America, the requirements of Russian and foreign organizers of public sale and regulators on the securities market, at the request of the competent state bodies, as well as in case of the necessity of the provision of such information by the Borrower within the framework of existing or newly-assumed obligations on the disclosure of information to rating agencies or financial institutions.

12.6.                                 The Borrower is obliged to provide presentation by the individuals whose personal data is contained in documents provided to the Lender, consent for verification and processing (including automated processing) of said data by the Lender in accordance with the requirements of applicable Russian Federation law, including RF Federal Law No.152-FZ “On Personal Data” dated 27.07.2006.

12.7.                                 Appendix No.1 and Appendix No.2 form an integral part of the Agreement.

12.8.                                 The Agreement is executed in two counterparts of equal legal force, one copy for the Lender and one for the Borrower.

Article 13. Location and Bank Details of the Parties

13.1. The Lender:

Location and postal address: 19 Ulitsa Vavilova, Moscow, 117997, RF

TIN: 7707083893, OGRN: 1027700132195, KPP: 775001001, OKPO: 00032537

For transfers in Russian rubles: Account at OJSC Sberbank of Russia No. 30301810500001000014 correspondent account No. 30101810400000000225 at OPERU of the Moscow Main territorial Department of the Bank of Russia, BIC 044525225.

For transfers in United States dollars: Account No.30301840800001000014, Sberbank, Moscow, SWIFT SABRRUMM, (HEAD OFFICE — ALL OFFICES in RUSSIA)

BANK OF NEW YORK MELLON NEW YORK, NY, SWIFT IRVT US 3N

For transfers in Euro: Account No. 30301978400001000014 Sberbank, Moscow, SWIFT SABRRUMM (HEAD OFFICE — ALL OFFICES in RUSSIA)

DEUTSCHE BANK AG FRANKFURT AM MAIN, SWIFT DEUTDEFF.

Phone: (495) 747-37-77. Fax: (495) 957-57-61.

13.2. The Borrower:

Location and postal address: 4 Ulitsa Marksistskaya, Moscow, 109147, RF

INN 7740000076, KPP 1027700149124, OGRN 770901001, OKPO 52686811.

Settlement account in currency of the Russian Federation No. 40702810100020008293 at the OPERU of Sberbank of Russia OJSC

Foreign currency account No. 40702840400020008293 at OPERU Sberbank of Russia OJSC

Phone: (495) 223-21-64. Fax: (495) 223-21-64.

Signatures of the Parties

Lender	Borrower
Managing Director — Head of the Loan Management and Project Financing Office at the Department for Major Client Relations, Sberbank of Russia OJSC	Vice President for Finance and Investments MobileTeleSystems OJSC

(signed)	(signed)
T.G. Sakharova	A.V. Kornya

Appendix No.2 to Agreement

on the Opening of a Non-Revolving

Line of Credit No.5362

dated “13” December 2010

To the Loan Management and
Project Financing Office

at the Department for Major Client Relations,
Sberbank of Russia OJSC

Outgoing No.                   dated “    ”              2010

ORDER FOR THE TRANSFER OF CREDIT

It is hereby requested to provide credit funds under the following conditions:

1. Name of the Borrower	Open Joint Stock Company Mobile TeleSystems
2. Agreement on opening of a non-revolving line of credit	No.5362 dated “ ” December 2010
3. Date of the disbursement of credit funds	“ ” 2010
4. Sum, credit currency	( ) rubles
5. Settlement account number

(Full name)
(Position of person authorized for disposal of credit funds on behalf of the Borrower is specified)	(signature)

(Full name)
Chief Accountant of the Borrower	(signature)
(Specified if available)	stamp here

Signatures of the Parties

Lender	Borrower
Managing Director — Head of the Loan Management and Project Financing Office at the Department for Major Client Relations, Sberbank of Russia OJSC	Vice President for Finance and Investments MobileTeleSystems OJSC

(signed)	(signed)
T.G. Sakharova	A.V. Kornya

Totally stitched, numbered and seal attached to 18 (eighteen) sheets

Managing Director — Head of the Loan Management and Project Financing Office at the Department for Major Client Relations, Sberbank of Russia OJSC
T.G. Sakharova

Vice President for Finance and Investments
MobileTeleSystems OJSC

A.V. Kornya